Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Year ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest Expense	$68,313	$69,415	$77,764	$76,520	$73,614
Interest Expense Included in Discontinued Operations	—	—	—	—	—
Total	68,313	69,415	77,764	76,520	73,614
Earnings:
Income from Continuing Operations (1)	133,549	99,717	131,236	40,949	72,198
Less Equity in (Income)/Loss of Unconsolidated Joint Ventures	(3,845)	(362)	(553)	350	3,676
Operating Distributions Received from Unconsolidated Joint Ventures	11	579	774	266	1,475
Fixed Charges	68,313	69,415	77,764	76,520	73,614
Less Preferred Dividends of Consolidated Subsidiaries	(15)	(16)	(15)	(15)	(15)
Total	$198,013	$169,333	$209,206	$118,070	$150,948
Ratio of Earnings to Fixed Charges:(2)	2.9	2.4	2.7	1.5	2.1

(1)	Includes gain/(loss) on sale of real estate assets.

(2)
There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.